1847 Holdings LLC

260 Madison Avenue, 8th Floor

New York, NY 10016

August 8, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Suying Li

Rufus Decker

Re:	1847 Holdings LLC

Form 10-K for Fiscal Year Ended December 31, 2024 Statement on Form S-1

File No. 001-41368

Ladies and Gentlemen:

We hereby submit the response of 1847 Holdings LLC (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated July 31, 2025, providing the Staff's comment with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “the Form 10-K”). For the convenience of the Staff, the Staff's comment is included and is followed by the response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2024

Exhibits

1.	Please amend your Section 906 certifications in Exhibits 32.1 and 32.2 to reference the correct fiscal year end of December 31, 2024, rather than December 31, 2023. Refer to Item 601(b)(32) of Regulation S-K.

Response: We have corrected the typographical error in Exhibits 32.1 and 32.2 so that such exhibits reference the fiscal year ended December 31, 2024, and filed such corrected exhibits on Form 10-K/A.

If you would like to discuss the response to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 417-9800 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.